November 1, 2005

Russell Mancuso

Division of Corporate Finance

U.S. Securities & Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

RE:	Somerset International Group, Inc.
Registration Statement on Form SB-2

Filed September 12, 2005

File No. 333-128262

Dear Mr. Mancuso:

We represent Somerset International Group, Inc. (“Somerset” or the “Company”). We are in receipt of your letter dated October 6, 2005 regarding the above referenced filing and the following are our responses:

Cover Page

1.	Please reconcile the amount of shares to be registered with the amount of shares listed in the selling shareholder table.

Answer:              The amount of shares to be registered on the cover page has been reconciled with the amount of shares listed in the selling shareholder table.

About our Company, page 1

2.	Please briefly explain the activities of your company from December 31, 2001 to March 11, 2005 including Mr. Adiletta’s acquisition of control of the company.

Answer:              The SB-2 has been revised to briefly explain the activities of the Company from December 31, 2001 to March 11, 2005.

3.

Given your disclosed business strategy, it is unclear why you believe that you are not a black check company as defined in Rule 419(a)(2). Please provide us support for your conclusions, including specific references to any legal authority on which you rely.

Answer:              This section has been revised to disclose that the Company is not a blank check company since its wholly owned subsidiary has been operating since 1991 and generated over $2,000,000 in revenues during 2004. In addition, this section has been revised to clarify that the Company’s principal business is to generate revenues through consulting and management fees from its subsidiaries.

4.

Please expand the summary description of your business strategy that you will not devote a substantial amount of time verifying information as mentioned on page 23. Also highlight in the forepart of your document your obligation to pay 5% of your earnings to your CEO as mentioned on page 25.

Answer:              The summary description has been revised to disclose that the Company will not devote a substantial amount of time verifying information as mentioned on page 23 and that the Company has agreed to pay 5% of its earnings to its CEO.

Risk Factors, page 2

5.	Please add risk factors that explain to investors the risks specific to the business and industry of your recent and pending acquisitions.

Answer:          The SB-2 has been revised to add a risk factor to explain to investors the risks specific to the business and industry of the Company’s recent and pending acquisitions.

6.	Please add a risk factor to discuss Mr. Adiletta’s significant holdings of your securities.

Answer:          The SB-2 has been revised to add a risk factor to discuss Mr. Adiletta’s significant holdings of the Company’s securities.

We have a limited operating history....., page 2

7.	Please discuss risks associated with your auditor’s going concern opinion.

Answer:              The SB-2 has been revised to add a risk factor to discuss the risks associated with the Company’s auditor’s going concern opinion.

8.	You state you acquired Secure Systems in June 2004, yet on page 1, you state the acquisition was completed on March 11, 2005. Please clarify when the acquisition was completed throughout the filing.

Answer:              The SB-2 has been revised to clarify that although the Company entered into an Agreement and Plan of Merger with Secure Systems, Inc. on June 15, 2004, the closing was subject to the completion of a financing. The financing for this transaction was completed on March 11, 2005; and therefore, the merger closed on March 11, 2005.

Market for Common Equity and Related Shareholder Matters, page 5

9.	Please provide the disclosure required by Regulation S-B Item 201(a)(I)(ii).

Answer:          The SB-2 has been amended to provide the disclosure required by Regulation S-B Item 201(a)(I)(ii).

Selling Shareholders, page 6

10.

For the shareholders that are selling shares underlying another security, please specifically identify the number of shares being registered for by footnote or by creating another line item in the table. Also, explain how you calculated those amounts.

Answer:          The SB-2 has been amended to identify the number of shares being registered for shareholders that are selling shares underlying another security by footnote. An explanation has been provided for the calculation of the amounts.

11.

Please describe the terms of the transactions in which each selling shareholder received the securities, including dates, consideration paid, nature of “services rendered,” etc. Also disclose the conversation or exercise provisions of related securities. Ensure that the disclosure clearly indicates in which transaction each selling shareholder received shares.

Answer:          The SB-2 has been amended to describe the terms of the transactions in which each selling shareholder received the securities, including dates, consideration paid, and nature of “services rendered.” The SB-2 has been further amended to disclose the conversation or exercise provisions of related securities.

12.

It appears that the shares being registered for the unidentified New England based System Administrator have not been issued as of the date of your filing of this registration statement. It is inconsistent with Section 5 of the Securities Act to register shares for resale before the initial private sale of those securities has been completed. Please revise accordingly. Note also, that it is inconsistent with section 5 to renegotiate the terms of any agreement related to a private sale of securities after those have been included in a registration statement.

Answer:          The SB-2 has been revised to remove the shares of the unidentified New England based System Administrator from registration in accordance with Section 5 of the Securities Act

13.	Please identify the individuals who beneficially own the shares held in the names of entities.

Answer:	The SB-2 has been revised to identify the beneficial owners.

14.	Please clarify whether John Adiletta or Paul Patrizio is a broker-dealer or an affiliate of a broker-dealer.

Answer:          The SB-2 has been revised to clarify that neither John Adiletta nor Paul Patrizio is a broker-dealer or an affiliate of a broker-dealer.

Directors, Executive Officers, Promoters and Control Persons, page 11

15.	Please explain more specifically Mr. Adiletta’s business experience during the last five years.

Answer:          The summary description has been revised to describe Mr. Adiletta’s experience for the past five years.

16.	Please provide support for your statements of Mr. Adlietta’s management style and strengths.

Answer:        The summary description has been revised to delete reference to Mr. Adlietta’s management style and strengths.

17.

We note the identification of management in your Form 8-K filed May 10, 2005. It is unclear why you have identified only one individual in your SB-2, particularly given the definition of executive officer in rule 405 which states that executive officers of subsidiaries may be deemed executive officers of the registrant if they perform such policy making functions of the registrant.

Answer:          The SB-2 has been revised to include all of the officers and directors of our subsidiary.

Description of Securities, page 12

18.	Please quantify the aggregate number of shares you are obligated to issue under all outstanding agreements.

Answer:          The SB-2 has been revised to quantify the aggregate number of shares the Company is obligated to issue under all outstanding agreements.

Preferred Stock, page 13

19.	Describe the “certain conditions” mentioned in the penultimate paragraph on page 13.

Answer:              The SB-2 has been revised to describe the conditions under which the Company would be required to redeem all of the outstanding Series A Preferred Stock.

20.	Disclose the redemption price.

Answer:          The SB-2 has been revised to disclose that the redemption price of Series A Preferred Stock is $1.00 per share of Preferred Stock

Dividends, page 14

21.	If you are statutorily prohibited from paying dividends, disclose and explain this limitation.

Answer:          The SB-2 has been revised to disclose that the Company is not statutorily prohibited from paying dividends

Warrants, page 14

22.	Please clarify why the exercise price of the warrants is based on the date of prospectus.

Answer:              The SB-2 has been revised to disclose that the exercise price of the warrants is based on the date of the warrants.

Description of Business, page 15

23.	In the first full paragraph on page 16, you state the company looked to maximize the value of your tangible and intangible assets. Please briefly describe those assets.

Answer:         The description has been revised to delete the above mentioned reference on page 16.

24.

Please describe in detail how Mr. Adiletta acquired control of the company from J.R.S Holdings and control over the company’s board of directors including a description of any shareholder votes, or lack thereof.

Answer:              The SB-2 has been revised to describe how Mr. Adiletta acquired control of the Company from J.R.S Holdings and control over the Company’s board of directors.

25.

Please explain what “six month notes” are and the value of the notes. For example, explain that for each dollar invested an investor received a note for a dollar repayable in full six months and one share of stock, if true. Please explain when these notes are due and describe how you intend to repay them.

Answer:          The SB-2 has been revised to explain what “six month notes” are and the value of the notes, as well as when these notes are due and how the Company intend to repay them.

26.

Please provide independent, objective support for the statements you make in the penultimate paragraph on page 17, including the reasons for the University of Bridgeport’s award and your description of limited competition and your product being considered the best solution in its class.

Answer:        The “Jeanne Clery Campus Safety Award” was established in 1994 by Howard & Connie Clery to honor schools and individuals that have done extraordinary things to make college and university students safer. At the University of Bridgeport, a Personal Alarm Device system was installed seven years ago as a solution to the problem of criminals preying upon students on the urban campus. April Vournelis, Director of Campus Security, provides every student and employee with a personal alarm device that, when activated, calls the campus security department indicating their exact location. As a result campus security officers’ response time is usually under two minutes. Crime has decreased dramatically since the system was installed according to Vournelis. http://www.securityoncampus.org/aboutsoc/cleryaward/index.html

The description has been revised to delete reference to limited competition and the product being considered the best solution in its class. The above-mentioned article has been included supplementally.

Corporate Developments, page 15

27.	Please reconcile your statement on the bottom of page 15 that AMI was your principal shareholder with the statements on page 16 that JRS was your principal shareholder.

Answer:              The SB-2 has been revised to disclose that on October 3, 2002, pursuant to a Stock Purchase Agreement, J.R.S. purchased the shares of the Company’s stock held by AMI, and became our controlling shareholder.

28.	If individuals controlled the entities named in this section, please identify those individuals.

Answer:              The SB-2 has been revised to disclose the individuals controlling the entities named in this section.

29.	Explain the status of your classes of common stock mentioned in the second full paragraph on page 16.

Answer:          The SB-2 has been revised to disclose that on February 27, 2004, Somerset-New Jersey converted its Class A Common Stock and Series A Preferred Stock into an equal number of shares of the Company’s Common Stock. The Company currently has 5,247,946 shares of common stock issued and outstanding; and 3,000,004 shares of Series A Convertible Preferred Stock issued and outstanding and 240,000 shares reserved for issuance. The Company does not currently have any shares of Class A Common Stock issued or outstanding.

30.

Please tell us whether shareholder approval was required for any of the transactions described in this section or the following section. Cite the authority on which you rely. If shareholder approval was required, please demonstrate compliance with the proxy rules. In this regard, please also:

•	tell us the dates of your recent annual shareholders meetings,
•	demonstrate compliance with the proxy rules for those meetings,
•	disclose appropriate risk factors if you do not hold shareholders meetings,
•	explain the effect of your meeting schedule on your disclosure under “Term of Office” on page 11, and
•	reconcile the date of your reverse split mentioned in your March 2004 proxy material with the February 23, 2004 date mentioned on page F-16.

Answer:              The SB-2 has been revised to add a risk factor reflecting that the Company does not currently hold shareholder meetings, but that the Company plans to hold such meetings upon receipt of sufficient funding. The date of the Company’s reverse split has been reconciled.

31.	Describe the services you received for the $609,583. Disclose who provided those services.

Answer:              The SB-2 was revised to disclose that Somerset-NJ provided services to the Company in exchange for the $609,583, namely securing letters of intent for the Company, finding acquisition targets, and assisting in upgrading the Company from the pink sheets to the Over The Counter Bulletin Board.

Industry Overview, page 17

32.	Please provide marked copies of the reports describing the statistics for college crimes of violence you cite in the second paragraph on page 18.

Answer:          The Special Report (http://www.ojp.usdoj.gov/bjs/pub/pdf/vvcs00.pdf) from the US Department of Justice, Bureau of Justice Statistics, is included herein supplementally.

33.

Please provide independent, objective support for your statements in the third paragraph on page 18 about solutions for colleges being “very limited” and how your products provide “an opportunity to significantly decrease crimes of any kind on campus.”

Answer:          The SB-2 has been revised to delete the reference regarding solutions for colleges being “very limited” and how our products provide “an opportunity to significantly decrease crimes of any kind on campus.”

Technology

34.

In the last paragraph on page 18 you describe your products using unlicensed 300MHz frequencies, yet you also describe use in the 450MHz frequency on page 20. Please expand to reconcile. Also, please expand your technology explanation including how your devices have been approved by the FCC.

Answer:          The description has been revised to describe the difference between the frequencies. The technology explanation has been expanded to include how the devices have been approved by the FCC.

35.	Please describe the monitoring station. For example, is this a customized personal computer with your proprietary software? Do you sell the computer?

Answer:          The SB-2 has been revised to disclose that the monitoring station is a customized personal computer that includes an additional card that holds the Secure System, Inc. proprietary software. The computer is sold with the software configured for the particular client.

36.	Disclose the duration and effect of protection of your proprietary intellectual property. For example, disclose the expiration date and scope of patents.

Answer:          The SB-2 has been revised to disclose that there are no patents related to the software. Secure has elected to maintain its proprietary software as a trade secret.

37.	Provide us support for your statements of your product being credited with saving life and avoiding injury and violent crime.

Answer:          The following are actual incidents that occurred at the University of Bridgeport in Connecticut:

1995 – Hector Valentin, a student, suffered a severe asthma attack. He recognized what was happening and using his Personal Alarm Device from Secure System, Inc., he pressed the alarm button before falling unconscious in his room. When security personnel found him in his room, they already knew from his personal medical record what was wrong and immediately transported him to a hospital.

1995 – Kim Soo Young, a student, was followed one night while on campus. She used her Personal Alarm Device from Secure System, Inc. to notify Security and kept moving away from them. Within minutes, security personnel arrived and the men vanished.

Customers and Market, page 19

38.

Please expand your description of your contract with the state of New York to include terms and the nature of the agreement. Also provide support for your statements from the first full paragraph on page 20 that New York has “determined Secure’s product to be the product of choice and Secure to be the vender of choice.”

Answer:          The contract contains provisions requiring Contractor’s confidentiality; so that Secure System, Inc. cannot disclose anything other that agreed upon with the State of New York. Its initial term was from January 1, 2003 to December 31, 2007 with a renewal option from January 1, 2008 to December 31, 2012.

The State of New York initially sent sample site drawings to selected vendors for quotation and assessment. The State engaged Architecture Plus, Inc. to evaluate the effectiveness of the systems submitted. Secure System, Inc. was selected as a result of that evaluation and report.

38.

With a view toward clarified disclosure, tell us the number of installations by facility type, geographic location and date of installation. Also, demonstrate that your summary disclosure on page 1 focusing on campus use objectively represents your customer base.

Answer:        The SB-2 has been revised to disclose the number of installations by facility type, geographic location and date of installation, as follows:

Healthcare facilities – 27 completed between 1994 and today.
General Hospitals – 1 installation in Connecticut, completed in 1995
University Campus - 1 installation in Connecticut, completed in 1994

Materials, page 19

39.	Please briefly describe your manufacturing capabilities. Explain if you manufacture your finished product, or if you outsource such manufacturing.

Answer:          The SB-2 has been revised to disclose that the manufacturing capabilities include standard solder through assembly, mechanical assembly and electrical testing, as well as final quality control testing.

Competition, page 20

41.	Please describe other competitors who provide products that are similar to yours, your competitive position in the industry, and methods of competition.

Answer:          The SB-2 has been revised to disclose that Secure believes that the only competitor that provides similar products as Secure System, Inc. is Bosch Security Systems – North America. There are two other competitors that provide similar “services” as Secure’s but not the same products – Code Blue, Inc. provides an outdoor intercom system primarily on college campuses and Versus Technology, Inc. provides an infrared location product primarily used in hospital environments.

It is difficult to know any company’s position in the industry as it is highly fragmented and comprised of predominately private companies. The methods of competition are through direct and indirect sales, trade shows, and referrals.

42.	With a view toward disclosure, please tell us how you have determined that your product can more precisely locate an individual in distress.

Answer:          The SB-2 has been revised to delete that reference to the Company’s product precisely locating an individual in distress.

Recent Developments, page 20

43.	We note your recent developments discussion about the letter of intent with an unnamed systems integrator and value added reseller. Please provide full disclosure about this transaction, including:

•	the date of the letter of intent,

Answer:          The SB-2 has been revised to disclose that date of the Letter of Intent is June 23, 2005

•	hurdles remaining until the acquisition closes,

Answer:          The SB-2 has been revised to disclose that the remaining hurdles consist of signing a Definitive Agreement and completing financing.

•	sources of financing,

Answer:          The SB-2 has been revised to disclose that Somerset has engaged a firm on a non exclusive basis to raise the funds required for this acquisition.

•	the terms of the convertible preferred stock and the price adjustments,

Answer:          The SB-2 has been revised to disclose that the convertible preferred stock has a three year life from closing with a mandatory redemption of all unconverted shares and accrued interest at the end of that time. The preferred stock has an 8% annual dividend that is “paid in kind” at the option of Somerset and is convertible into common stock at the rate of one (1) common share for each one dollar ($1.00) of preferred stock.

•	full disclosure regarding the target and its business so investors have sufficient information to make an informed investment decision.

Answer:	The description has been revised to add additional information about the target company.

Management’s Discussion and Analysis, page 21

44.	The safe harbors you mention at the top of page 21 are not applicable to penny stock issuers. You should note cite inapplicable statutory provisions.

Answer:          The SB-2 has been revised to delete the safe harbors mentioned at the top of page 21.

Results of Operations For the Six Months Ended June 30, 2005 Compared To the Six Months Ended June 30, 2004, page 22

45.

Revise your discussion of the results of operations to more clearly describe the causes of material changes from period to period. In addition, revise your discussion to address the past and future financial condition and results of operation, placing particular emphasis on the prospectus for the future. Refer to Item 303(b) of Regulation S-B. Specifically, address the following:

•

We note that revenues increased due to the acquisition of Secure Systems. Please revise your discussion to provide an analysis of the revenues for Secure Systems for the quarter. Discuss the overall performance of that business. Provide insight regarding any trends in the business and discuss your expectations for future periods.

•

We note that you incurred increased costs, due in part to the acquisition of Secure Systems. Please revise to provide an analysis of the costs incurred and to discuss your expectations for costs in future periods.

Answer:          The results of operations have been revised to more clearly describe the causes of material changes from period to period. In addition, the discussion has been revised to address the past and future financial condition and results of operation, placing emphasis on the prospectus for the future.

46.	Explain the reason for the return of the common shares issued in connection with consulting fee.

Answer:          The SB-2 has been revised to explain that our former officer and director Paul Patrizio agreed to return shares totaling 1,289,848 pursuant to the terms of his resignation as an officer and director of the Company.

Liquidity and Capital Resources, page 22

47.

We note there is currently substantial doubt regarding your ability to continue as a going concern as explained in the last paragraph of the independent auditor’s report to your financial statements on page F-10. We also note your disclosure on page 3 that you “will need a minimum of $400,000 to continue operations over the next twelve months, which [you] currently do not have in [your] cash reserves.” In this regard, please clarify your disclosure to discuss management’s plan to remove the threat to your continuation as a going concern. The “viable plan” should include appropriate and prominent disclosure of your plans to establish a source of revenues sufficient to cover your operating costs and overcome your financial difficulties. You should discuss how you intend to raise that $400,000 that you believe will be required to fund your operations over the next twelve months. Explain what will happen if you are unable to successfully implement your viable plan. Refer to the guidance of FRC 607.02. Similarly, revise your disclosures in Note 1B to the financial statements on page F-15 and Note 7 to the interim financial statements on page F-7 to include this detailed discussion of management’s plan.

Answer:          The SB-2 has been revised to disclose that management’s plan to establish a source of revenues sufficient to cover its operating costs is to acquire additional companies to whom the Company will provide consulting and management services for fees sufficient to cover its operating expenses. The SB-2 has been revised to disclose that management’s plan requires additional capital to consummate acquisitions or business combinations.

48.

We note your reference to an information statement. Please briefly explain when an information statement would be required and when you could complete a transaction without an information statement. Please also discuss why a proxy statement would not be used.

Answer:          The SB-2 has been revised to briefly explain when an information statement would be required and when a transaction could be completed without an information statement, as well as why a proxy statement would not be used.

Certain Relationships and Related Transactions, page 24

49.	Please expand to explain the amount of consideration given for the stock received by your officers who are or were related parties.

Answer:          The SB-2 has been revised to explain the amount of consideration given for the stock received by the officers who are or were related parties.

50.	Please explain why Mr. Patrizio agreed to return 1,289,848 shares of common stock as described in note 10 on page F-21 and whether you gave any consideration for such item.

Answer:          The SB-2 has been revised to explain that our former officer and director Paul Patrizio agreed to return shares totaling 1,289,848 pursuant to the terms of his resignation as an officer and director of the Company.

51.

Please provide disclosure for all transactions during the time period covered by Regulation S-B Item 404 including transactions with parties who were related parties during the required time period by may no longer be related parties.

Answer:          The SB-2 has been revised to provide disclosure for all transactions during the time period covered by Regulation S-B Item 404 including transactions with parties who were related parties during the required time period by may no longer be related parties

52.	Please reconcile the disclosure in this section with the transactions mentioned in Note 4 beginning on page F-17.

Answer:          The SB-2 has been revised to reconcile the disclosure in this section with the transactions mentioned in Note 4 beginning on page F-17.

Executive Compensation, page 24

53.	Tell us how the table reflects the stock issuances mentioned on page F-18.

Answer:          The SB-2 has been revised to include the stock issuances mentioned on page F-18 in the executive compensation table.

Financial Statements, page F-1

54.	In the event of a delay of effectiveness, revise your filing to provide updated financial information as required by Item 310(a) of Regulation S-B.

Answer:          Please note that updated financial statements are not required as of the filing date.

Unaudited Consolidated Statements of Operations, page F-3

55.

You state on page 13 that dividends on your preferred stock accrue at a rule of $.08 per year. On your statement of operations for the six months ended June 30, 2005, it appears that you have recorded the full annual dividend accrual for the six months. If this represents the full amount of dividends for 2005, tell us why you have accrued the full amount in the past six months in 2005 rather than accruing it ratably over the year. Tell us when the holders of the preferred stock earn the dividends associated with the preferred stock.

Answer:          The Agreement and Plan of Merger between the Company and Secure System, Inc. was executed on July 7, 2004, only subject to the completion of the $500,000 financing for working capital for Secure System, Inc. which was completed on March 11, 2005. The dividends recorded represent the amounts due from the date of execution until June 30, 2005. The holders of the preferred stock earn an 8% annual dividend which is accrued monthly. Secure was not consolidated in the 3rd quarter of 2004 because the Company did not have control over Secure prior to March 11 and the proceeds from the financing was the critical factor in closing the deal.

Noted to Consolidated Financial Statements

56.

We note that as a result of your acquisition of Secure Systems, Inc. on March 11, 2005, you are now generating revenue from equipment sales, installation revenues, subscription revenues and maintenance revenues. Please revise the footnotes to your interim financial statements to disclose your revenue recognition policy for each significant type of revenue. Disclose any significant or unusual terms associated with your sales arrangements. Specifically, please address the following:

Answer:          The footnotes to the interim financial statements have been revised to disclose the revenue recognition policy for each significant type of revenue. There are no significant or unusual terms associated with the sales arrangements.

•

Disclose how you account for multiple-element arrangements. Demonstrate how your policies comply with SOP 97-2, EITF 00-21 and SAB 104 by identifying the separate units of accounting, disclosing how you allocate the total consideration to the separate units and disclosing how you determine the fair value of the undelivered elements.

Answer:          As described in the revised footnote, equipment sales and installation revenues are recognized at the point of sale when delivery has been made and installation completed. Subscription and maintenance revenues are recognized as earned when performed and in association with the customer contractual arrangements. There are no undelivered elements.

•	If you provide customers with product warranties, disclose how you account for that obligation and, if material, provide the disclosures required by paragraph 14 of FIN 45.

Answer:	At this time there are no product warranties.

•	Please revise the footnotes to disclose the situations that give rise to the deferred revenue recorded on your balance sheet at June 30, 2005.

Answer:          Revised Note 2 has been revised to disclose the situations that give rise to the deferred revenue.

Note 2. Inventory, page F-6

57.

Please revise this footnote to disclose how you value your inventory. Also, revise this footnote to explain the “gross profit methodology” that you use for interim periods. Tell us how this “gross profit methodology” used during interim periods is in accordance with GAAP. As appropriate, revise your discussion in MD&A to explain this methodology and also to discuss any significant revisions that have been required in prior periods as a result of the use of this methodology.

Answer:          The footnote has been revised to disclose how we value inventory and the methodology used during interim periods. There have not been any significant revisions that have been required in prior periods as a result of the use of this methodology and therefore the MD&A has not been revised.

Note 6. Related Party Transaction, page F-6

58.

We note that in March 2005, a shareholder returned 1,289,848 shares of common stock that was originally issued in 2004 as compensation for consulting services. As a result of the return of the shares, you recorded other income in 2005 of $193,476. Please tell us your basis under GAAP for recording this amount as other income. Please tell us how you accounted for the issuance of the shares in 2004, including how much expense was recorded.

Answer:          The Company used the “matching principle” in recording the return of shares. The shares were issued in July 2004 and were recorded as other expense at the same value as the value returned to other income.

Note 9. Promissory Notes Payable, page F-7

59.

With respect to the financing arrangements that closed March 11, 2005 and April 1, 2005, respectively, please revise this footnote to disclose how you accounted for the shares of your common stock issued in connection with these financings. Disclose the value of the common stock issued and how this impacted the debt recorded on your financial statements.

Answer:           The footnote has been revised to disclose how we accounted for the shares of common stock issued in connection with these financings. The value of the common stock issued has been disclosed and how the debt was recorded on our financial statements.

60.

In this regard, please revise this footnote to clearly describe the terms of the conversions. Discuss when the notes are convertible, at whose option, and at what price. Please also tell us whether the number of shares to be issued in connection with the conversions is capped. Tell us how you considered the guidance of EITF 98-5 and EITF 00-27 as it relates to any beneficial conversion features.

Answer:          The footnote has been revised to describe the terms of the conversions, when the notes are convertible, at whose option, and at what price. The number of shares to be issued in connection with the conversations is not capped but limited to the number of shares converted at $0.25 from the sum of the face amount of the debt plus accrued but unpaid interest. The total value of the shares issued and the corresponding beneficial conversion feature that was created as a result of the issuance of the shares in connection with the convertible notes has been recorded as a debt discount with a corresponding increase to equity.

61.

Given the significant number of outstanding notes, please revise this footnote to provide a clear reconciliation of the outstanding notes described here and in Note 6 to the total outstanding debt of $1,466,087 presented on your balance sheet as of June 30, 2005. Please also add a similar table and reconciliation to Note 7 of your 2004 audited financial statements.

Answer:           The footnote has been revised in the form of a table to provide a clear reconciliation of the outstanding notes described here and in Note 6 to the total outstanding debt of $1,466,087 presented on the balance sheet as of June 30, 2005. Also a similar table and reconciliation has been added to Note 7 of the 2004 audited financial statements.

Note 10 - Acquisition Agreement, page F-8

62.

We note that your acquisition of Secure Systems, Inc. could have been completed as early as March 11, 2005. However, we note that your balance sheet as of June 30, 2005 indicates that you have not completed your purchase price allocation. It appears that you have assigned values to certain assets and liabilities of the acquired entity (i.e., inventories, fixed assets, etc.) and that the remaining allocation will be assigned to identifiable intangible assets, with any residual amount being recorded as good will. Please respond to the following:

•

Please tell us and revise this footnote to disclose why you have not yet completed your preliminary purchase price allocation. Also, please disclose when you expect to complete the preliminary price allocation.

Answer:          The Company has been unable to complete the preliminary purchase price allocation review and analysis without unreasonable effort and expense but expects to complete the review and analysis by December 31, 2005.

•	Please revise this footnote to disclose the category of any intangible assets that you have preliminary identified based on the guidance of paragraph 39 of SFAS 141.

Answer:          This footnote has been revised to disclose the categories of intangible assets that we have preliminarily identified based on the guidance of paragraph 39 of SFAS 141.

63.

Please revise this footnote to state the period for which the results of operations of the acquired entity are included in your consolidated statements of operations. Refer to paragraph 51(c) of SFAS 141.

Answer:          This footnote has been revised to state the period for which the results of operations of the acquired entity are included in the consolidated statements of operations.

64.

We note that you have issued 3,000,004 shares of preferred stock, valued at $3,000,004, in connection with the acquisition. Please revise this footnote to disclose how you determined the value of the preferred stock issued. Refer to paragraph 51(d) of SFAS 141.

Answer:          The footnote has been revised to disclose how the value of the issued preferred stock was determined.

65.

Please revise this footnote to include supplemental pro forma information that discloses the results of operations as though the business combination had been completed as of the beginning of the period for each of the income statement periods presented. Refer to paragraph 58(b) of SFAS 141.

Answer:          The footnote has been revised to include supplemental pro forma information that discloses the results of operations as though the business combination had been completed as of the beginning of the period for the income statement period presented.

66.

Based on your disclosures, it appears that you are accounting for this transaction as a purchase. Please provide to us a detailed analysis of each of the factors described in paragraph 17 of SFAS 141 as it relates to the determination of the accounting acquirer. Tell us how you considered the fact that prior to the transaction, you were a non-operating public shell company with nominal net assets.

Answer:	Paragraph 17 of SFAS 141 and the corresponding answers are as follows:

17. In a business combination effected through an exchange of equity interests, the entity that issues the. equity interests is generally the acquiring entity. In some business combinations (commonly referred to as reverse acquisitions), however, the acquired entity issues the equity interests. Commonly, the acquiring entity is the larger entity. However, the facts and circumstances surrounding a business combination sometimes indicate that a smaller entity acquires a larger one. In some business combinations, the combined entity assumes the name of the acquired entity. Thus, in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances shall be considered, in particular:

a.        The relative voting rights in the combined entity after the combination-all else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity. In determining which group of owners retained or received the larger portion of the voting rights, consideration shall be given to the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

Answer:          In this case the preferred stock issued does not have any voting rights and the 567 shareholders of the Company continue to retain the larger portion of the voting rights. The holders of the preferred only receive voting rights upon conversion of the preferred to common stock. In the event that all of the preferred shareholders converted at this time, their combined interests would be 36% common stock ownership of the Company.

b.        The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest-all else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity.

Answer:          In this case the preferred stock issued does not have any voting rights and the 567 shareholders of the Company continue to retain the larger portion of the voting rights. In the event that all of the preferred shareholders converted at this time, their combined interests would be 36% common stock ownership of the Company. The Company’s two largest shareholders currently would still own approximately 40% of the Company on a fully diluted and as converted basis.

c.        The composition of the governing body of the combined entity-all else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity.

Answer:          In this case the preferred stockholders do not have any governing rights or have the ability to elect or appoint a voting majority of the governing body of the Company.

d.        The composition of the senior management of the combined entity-all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity. Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee if one exists.

Answer:          In this case, the senior management of the combined entity continues to be that of the Company, which is the same senior management that was in place immediately prior to the combination.

e.        The terms of the exchange of equity securities-all else being equal, the acquiring entity is the combining entity that pays a premium over the market value of the equity securities of the other combining entity or entities .

Answer:          In this case, the Company paid a premium over the market value of the equity securities of the other entity, when the market value of the equity securities is based on the book value of the combining company.

Answer:          Prior to the transaction, we were a reporting company with nominal net assets that had been approved for trading on November 16, 2004, had raised capital in 2004 to pursue the acquisition of target companies, had 2 employees, and had created a wholly owned subsidiary to acquire the combining entity.

Consolidated Financial Statements for the Year Ended December 31, 2004

Note 4. Related Party Transactions, page F-9

67.

We note that you have issued common stock as compensation for services. Please also revise Note 1 to clearly disclose you accounting policy for stock compensation. Disclose how you determined the value of the shares issued for services. Refer to paragraph 8 of SFAS 123.

Answer:          Note 1 has been revised to clearly disclose the accounting policy for stock based compensation. It has also been revised to disclose how the value of the shares issued for services was determined.

Item 25, page II-1

68.	We note that you will not have any blue sky fees. Please tell us how your securities may be distributed in compliance with state law.

Answer:          The SB-2 has been revised to include $1,000 in blue sky fees that the Company has paid to date.

Exhibits

69.

Please file all exhibits required by Regulation S-B Item 601, including your acquisition of Secure Systems, transactions with Somerset-NJ, the certificate of designation of your preferred stock, and the employment agreement mentioned on page 3.

Answer:          The SB-2 has been amended to file all exhibits required by Regulation S-B Item 601

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin
GREGG E. JACLIN